November 7, 2018

Steven J. Little
Chief Financial Officer
CapWest Income LLC
2009 E. Windmill Lane
Las Vegas, Nevada 89123

       Re: CapWest Income LLC
           1-A POS filed October 10, 2018 File No. 024-10620

Dear Mr. Little:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1-A POS Filed October 10, 2018

General

1.     We note that you have checked "no" in Item 4. Summary Information
Regarding the
       Offering and Other Current or Proposed Offerings, in response to whether the issuer intends to offer the securities on a delayed or continuous basis pursuant to Rule
       251(d)(3). We further note that the offering statement was originally qualified on
       December 28, 2017, and that this post-qualification amendment seeks to extend the offering to June 30, 2019. Please advise us supplementally whether this offering has been conducted on a continuous basis and, if so, please revise your disclosure accordingly.
2.     We note that you have checked "no" in Item 4. Summary Information
Regarding the
       Offering and Other Current or Proposed Offerings, in response to whether the issuer intends this offering to last more than one year. We further note that the offering statement was originally qualified on December 28, 2017, and that this post-qualification amendment seeks to extend the offering to June 30, 2019. Please revise your response to
 Steven J. Little
FirstName LastNameSteven J. Little
CapWest Income LLC
Comapany 7, 2018
November NameCapWest Income LLC
November 7, 2018 Page 2
Page 2
FirstName LastName
         reflect that you intend this offering to last for more than one year.
3. Please update your disclosure in Item 4. Summary Information Regarding the Offering
         and Other Current or Proposed Offerings to reflect the portion of the aggregate offering price attributable to all the securities sold pursuant to a qualified offering statement within the past 12 months. In that regard, we note the following disclosure on page 7 of your
         Annual Report on Form 1-K filed September 4, 2018: "As of June 30, 2018, we had sold and have outstanding $10,176,000 promissory notes, which mature at various dates from month/year through month/year. Subsequent to June 30, 2018, the Company has sold approximately $2,100,000 in promissory notes . . . ."
4. We note that the offering statement was originally qualified on December 28, 2017, and that your disclosure therein indicated that the offering would continue for a period of 180 days with the option to extend it by an additional 60 days. Please advise us on a supplemental basis whether you have sold any notes pursuant to this offering statement subsequent to the termination date originally identified in the offering statement.
5. We note that the SEC charged Lynette M. Robbins for unlawfully selling securities of
         Woodbridge Group of Companies LLC to retail investors. See SEC v. Robbins, Case
         No. 1:18-cv-23368 (S.D. Fla. filed August 20, 2018). We also note that Ms. Robbins previously had a 25% ownership interest in the company. Please disclose if Ms. Robbins has been your promoter at any time during the past five fiscal years. If so, please also provide relevant disclosure required by Item 401(f) of Regulation S-K regarding involvement in legal proceedings.
Part III - Exhibits, page 2

6. Please file a consent of your independent registered public accounting firm for the use of its report dated September 4, 2018 on your financial statements included in this offering circular through incorporation by reference to the Annual Report on Form 1-K filed on
         September 4, 2018.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven J. Little
CapWest Income LLC
November 7, 2018
Page 3

       Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or Sonia Barros,
Assistant Director, at 202-551-3655 with any questions.



                                                         Sincerely,
FirstName LastNameSteven J. Little
                                                         Division of
Corporation Finance
Comapany NameCapWest Income LLC
                                                         Office of Real Estate
and
November 7, 2018 Page 3                                  Commodities
FirstName LastName